  EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three months ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	April 30, 2026 $	January 31, 2026 $
Assets

Current assets
Cash	28,576	12,570
Accounts receivable	7,974	2,856
Prepaids and other current assets	205,878	204,477
Total assets	242,428	219,903

Liabilities and Deficit

Current liabilities
Accounts payable and accrued liabilities	3,925,880	3,951,133
Due to related parties (Note 13)	1,578,784	1,415,082
Financial guarantee liability (Note 14(b))	419,341	412,854
Convertible debentures (Note 5)	85,176	285,311
Loans payable (Note 6)	73,226	74,298
Promissory notes (Note 7)	431,431	425,418
Warrant liabilities (Notes 9(a) and 9(b))	135,281	115,013
Total current liabilities	6,649,119	6,679,109

Non-current liabilities
Loans payable (Note 6)	27,677	27,174
Total liabilities	6,676,796	6,706,283
Deficit
Common shares (Note 8)	82,584,287	81,962,334
Subscriptions received	–	241,291
Reserves (Note 10)	28,183,641	27,902,617
Accumulated other comprehensive income	204,411	201,193
Accumulated deficit	(120,700,750)	(120,091,493)
Deficit attributable to shareholders	(9,728,411)	(9,784,058)
Non-controlling interests	3,294,043	3,297,678
Total deficit	(6,434,368)	(6,486,380)
Total liabilities and deficit	242,428	219,903

Nature of operations and going concern (Note 1) and commitments and contingencies (Note 14)

Approved on behalf of the Board of Directors

“Steven Sangha”	Director

“Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended
	April 30, 2026 $	April 30, 2025 $

Expenses
Consulting fees	51,320	59,392
Foreign exchange loss (gain)	23,724	(160,064)
General and administrative	24,238	53,243
Professional fees	86,207	50,696
Research and development	21,502	13,623
Wages, salaries and employment expenses	378,128	293,793
Total expenses	585,119	310,683
Loss from operations	(585,119)	(310,683)

Other income (expenses)
Accretion expense (Notes 5 and 6)	(6,555)	(29,894)
Change in financial guarantee liability (Note 14(b))	(6,486)	–
Changes in fair values of warrant liabilities (Notes 9(a) and 9(b))	(20,268)	31,312
Gains from extinguishment/forgiveness of debts (Note 8(d))	35,820	149,993
Loss from modification of loan (Note 6)	(6,500)	–
Interest expense	(23,240)	(47,208)
Other	(274)	(574)
Total other (loss) income	(27,503)	103,629
Net loss for the period	(612,622)	(207,054)
Other comprehensive income (loss) to be reclassified to profit and loss subsequently
Foreign currency translation adjustment of foreign operations	2,948	(1,210)
Comprehensive loss for the period	(609,674)	(208,264)

Net (loss) income attributable to:
Shareholders	(609,257)	(211,454)
Non-controlling interests (Note 11)	(3,365)	4,400
	(612,622)	(207,054)

Comprehensive (loss) income attributable to:
Shareholders	(606,578)	(212,554)
Non-controlling interests (Note 11)	(3,096)	4,290
	(609,674)	(208,264)
Net loss per share, basic and diluted	(0.00)	(0.00)
Weighted average shares outstanding, basic and diluted	154,429,951	130,106,211

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Deficit

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares		Subscriptions		Accumulated Other Comprehensive Income - Foreign Currency			Non-controlling	Total
	Shares #	Amount $	Received $	Reserves $	Translation $	Deficit $	Total $	Interests $	Deficit $

Balance – January 31, 2025	129,573,385	79,965,358	43,100	27,714,189	195,825	(118,596,001)	(10,677,529)	3,315,380	(7,362,149)
Settlement of accounts payable and due to related parties (Notes 8(d) and 13)	14,999,303	1,349,937	–	–	–	–	1,349,937	–	1,349,937
Exercise of warrants (Note 8(e))	250,000	27,348	–	(2,348)	–	–	25,000	– –	25,000
Common shares issued on conversion of debentures (Notes 5(c) and 8(f))	542,329	54,233	–	(6,623)	–	–	47,610	– –	47,610
Share-based payments (Note 10)	–	–	–	64,144	–	–	64,144	–	64,144
Foreign currency translation adjustment of foreign operations	–	–	–	–	(1,101)	–	(1,101)	(110)	(1,211)
Net loss	–	–	–	–	–	(211,454)	(211,454)	4,400	(207,054)

Balance – April 30, 2025	145,365,017	81,396,876	43,100	27,769,362	194,724	(118,807,455)	(9,403,393)	3,319,670	(6,083,723)

Balance – January 31, 2026	151,896,675	81,962,334	241,291	27,902,617	201,193	(120,091,493)	(9,784,058)	3,297,678	(6,486,380)
Common shares issued for services (Note 8(a))	600,000	36,000	–	–	–	–	36,000	–	36,000
Common shares and warrants issued for cash (Note 8(b))	7,137,144	435,229	(241,291)	64,371	–	–	258,309	–	258,309
Common shares issued on conversion of debentures (Notes 5(c), 5(e) and 8(c))	2,153,206	150,724	–	63,721	–	–	214,446	– –	214,446
Share-based payments (Note 10)	–	–	–	152,932	–	–	152,932	–	152,931
Foreign currency translation adjustment of foreign operations	–	–	–	–	3,218	–	3,218	(270)	2,948
Net loss	–	–	–	–	–	(609,257)	(609,257)	(3,365)	(612,622)

Balance – April 30, 2026	161,787,025	82,584,287	–	28,183,641	204,411	(120,700,750)	(9,728,411)	3,294,043	(6,434,368)

 (The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended
	April 30, 2026 $	April 30, 2025 $
Operating activities

Net loss	(612,622)	(207,054)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion	6,555	29,894
Change in financial guarantee liability	6,486	–
Changes in fair values of warrant liabilities	20,268	(31,312)
Common shares issued for services	36,000	–
Foreign exchange loss (gain)	23,724	(160,064)
Gain from extinguishment/forgiveness of debts	(35,820)	(149,993)
Interest expense	(11,379)	16,079
Loss on modification of loan	6,500	–
Share-based payments	152,932	64,144
Changes in working capital accounts:
Accounts receivable	(5,109)	2,817
Prepaids and other current assets	(1,400)	1,078
Accounts payable and accrued liabilities	3,232	48,306
Due to related parties	171,400	371,860
Net cash used in operating activities	(239,233)	(14,245)

Financing activities
Proceeds from issuance of units, net	258,308	–
Proceeds from exercise of warrants	–	25,000
Repayment of loan payable	(3,249)	–
Net cash provided by financing activities	255,059	25,000

Effects of exchange rate changes on cash	180	63

Net change in cash	16,006	10,818
Cash – beginning of period	12,570	8,180
Cash – end of period	28,576	18,998

Supplemental cash flow disclosures (Note 12)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”. The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

As at April 30, 2026, the Company has not earned any revenue and has an accumulated deficit of $120,700,750 (January 31, 2026 - $120,091,493). During the three months ended April 30, 2026, the Company incurred a net loss of $612,622 (three months ended April 30, 2025 – $207,054). During the three months ended April 30, 2026, the Company also incurred negative cash flows from operating activities of $239,233 (three months ended April 30, 2025 - $14,245). As at April 30, 2026, the Company’s current liabilities exceeded its current assets by $6,406,691 (January 31, 2026 - $6,459,206).

To date, the Company has funded operations through equity offerings and debt financings. As the Company is pre-commercialization and has limited liquidity, it is exploring alternatives to address its limited liquidity, including potential merger or business combinations in addition to equity and debt financings. There can be no assurances that any of the explored alternatives would be successful.

The continued operations and future viability of the Company are dependent on the ability:

•	To raise cash flows from financing activities to cover operating losses and liabilities as they come due;
•	To negotiate flexible payment terms with suppliers; and
•	To cut costs to achieve its plans.

Management intends to continue to pursue additional financing through issuances of equity or debentures. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of accounting policies applicable to a going concern. These condensed consolidated interim financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue its operations. Such adjustments could be material.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

2. Material Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2026 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on June 26, 2026.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and are presented in Canadian dollars.

(c)	Basis of Consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
MedMelior Inc.	91%	Canada
Blife Therapeutics Inc.	100%	Canada
Altum Pharma (Australia) Pty Ltd.	91%(1)	Australia
Altum Pharmaceuticals (HK) Limited	91%(1)	Hong Kong

(1) Wholly-owned subsidiaries of MedMelior Inc.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

2. Material Accounting Policies (continued)

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. (“MedMelior”) and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual consolidated financial statements for the year ended January 31, 2026.

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of loss and comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income or loss and accumulated in a separate component of shareholders’ equity or deficit, described as foreign currency translation adjustment.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

2. Material Accounting Policies (continued)

(f)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss. Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss. Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

(g)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the three months ended April 30, 2026 and 2025, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these years and the Company’s stock options and warrants were anti-dilutive.

3. New Accounting Pronouncements

The following new accounting standard and interpretation will be adopted by the Company subsequent to April 30, 2026.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. IFRS 18 will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The new standard is required to be adopted retroactively, with certain transition provisions. The Company is evaluating the impact of adopting IFRS 18 on the condensed consolidated interim financial statements.

The following new accounting standard and interpretation has been adopted by the Company effective February 1, 2026.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

3. New Accounting Pronouncements (continued)

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, to provide further guidance on the timing of recognition and derecognition of financial instruments at settlement date, except for regular way purchases or sales of financial assets, and certain financial liabilities meeting conditions for a new exception which permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. Additional guidance was also provided on assessing whether a financial asset meets the solely payments of principal and interest criterion, and issued new disclosure requirements. This amendment was effective for annual periods beginning on or after January 1, 2026. The Company has determined that there is no material impact to its condensed consolidated interim financial statements on adoption.

4. Intangible Assets

The Company is currently developing several drug candidates and holds a portfolio of patents related to them. The relevant intangible assets have been fully impaired in prior years and currently are recorded at carrying values of $nil.

5. Convertible Debentures

Convertible Debentures $

Balance, January 31, 2025	820,553
Accretion and interest	105,473
Conversion (Notes 5(a), 5(c), 5(d), 8(f) and 13)	(640,715)

Balance, January 31, 2026	285,311
Loss on modification (Notes 5(b) and 5(c))	6,500
Accretion and interest	7,810
Conversion (Notes 5(c), 5(e), 8(c) and 13)	(214,445)

Balance, April 30, 2026	85,176

(a)

On December 31, 2023, the Company issued unsecured convertible debentures for $300,000. The debentures bear interest at 10% per annum, have a maturity date of June 30, 2025 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on December 31, 2025. The effective interest rate had been determined to be 15.1% per annum.

In May and July 2024, principal and accrued interest of $300,000 and $3,534, respectively, were converted into a total of 3,035,342 common shares and 3,035,342 share purchase warrants of the Company. Carrying value of $263,498 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

5. Convertible Debentures (continued)

In May 2025, accrued interest totaling $993 was converted into a total of 9,932 common shares and 9,932 share purchase warrants of the Company. Carrying value of $844 of accrued interest was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $149 allocated to the warrants.

(b)

On February 29, 2024, the Company issued unsecured convertible debentures for $65,000. The debentures bear interest at 10% per annum, have maturity date of February 28, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on August 31, 2026. The effective interest rate had been determined to be 13.6% per annum.

Transaction costs totaling $8,955 consisted of the following: 78,000 brokers’ warrants with fair value of $3,755 and brokers’ fee of $5,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on February 28, 2026. The fair values of brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

In July 2024, principal of $35,000 was converted into 350,000 common shares and 350,000 share purchase warrants of the Company. Carrying value of $28,077 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

In April 2026, maturity date for the remaining $30,000 in principal amount of convertible debentures was extended to February 28, 2027. During the three months ended April 30, 2026, the Company recorded a loss on modification of debts of $2,895 in its condensed consolidated interim statements of loss and comprehensive loss (three months ended April 30, 2026 - $nil).

(c)

On March 28, 2024, the Company issued unsecured convertible debentures for $780,000. The debentures bear interest at 10% per annum, have maturity date of March 27, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on September 27, 2026. The effective interest rate has been determined to be 13.4% per annum.

Transaction costs totaling $19,906 consisted of the following: 168,000 brokers’ warrants with fair value of $8,706 and brokers’ fee of $11,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 27, 2026. The fair values of brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

In July 2024, principal and accrued interest of $295,000 and $3,370, respectively, were converted into a total of 2,983,699 common shares and 2,983,699 share purchase warrants of the Company. Carrying value of $241,174 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

5. Convertible Debentures (continued)

In March 2025, principal and accrued interest of $50,000 and $4,233, respectively, were converted into a total of 542,329 common shares and 542,329 share purchase warrants of the Company. Carrying value of $54,233 of convertible debentures was allocated to common shares (Note 8(f)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $5,093 allocated to the warrants (Note 9(c)).

In May and October 2025, principal and accrued interest of $200,000 and $43,082, respectively, were converted into a total of 2,430,822 common shares and 2,430,822 share purchase warrants of the Company. Carrying value of $205,751 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $63,384 allocated to the warrants.

In March 2026, principal and accrued interest of $200,000 and $15,104, respectively, were converted into a total of 2,151,042 common shares and 2,151,042 share purchase warrants of the Company. Carrying value of $199,125 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $110,519 allocated to the warrants (Note 9(c)).

In April 2026, maturity date for the remaining $35,000 in principal amount of convertible debentures was extended to March 27, 2027. During the three months ended April 30, 2026, the Company recorded a loss on modification of debts of $3,605 in its condensed consolidated interim statements of loss and comprehensive loss (three months ended April 30, 2026 - $nil).

(d)

On April 2, 2024, the Company issued unsecured convertible debentures for $368,000. The debentures bear interest at 10% per annum, have maturity date of April 1, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 1, 2026. The effective interest rate has been determined to be 13.6% per annum.

In May 2025, principal and accrued interest of $368,000 and $41,090, respectively, were converted into a total of 4,090,904 common shares and 4,090,904 share purchase warrants of the Company. Carrying value of $358,863 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $97,935 allocated to the warrants.

(e)

On April 30, 2024, the Company issued unsecured convertible debentures for $30,000. The debentures bear interest at 10% per annum, have maturity date of April 29, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 29, 2026. The effective interest rate has been determined to be 13.5% per annum.

Transaction costs totaling $4,545 consisted of the following: 36,000 brokers’ warrants with fair value of $2,145 and brokers’ fee of $2,400. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on April 29, 2026. The fair values of brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

5. Convertible Debentures (continued)

In October and December 2024, principal totaling $30,000 was converted into 300,000 common shares and 300,000 share purchase warrants of the Company. Carrying value of $31,426 of convertible debentures was allocated to common shares. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

In March 2026, accrued interest of $216 were converted into a total of 2,164 common shares and 2,164 share purchase warrants of the Company. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $65 allocated to the warrants (Note 9(c)).

The convertible debentures contained no financial covenants. The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. Accretion expense on convertible debentures for the three months ended April 30, 2026 was $3,971 (three months ended April 30, 2025 - $25,569). As at April 30, 2026, accrued interest of $14,632 (January 31, 2026 - $26,011) was included in convertible debentures.

6. Loans Payable

	BetterLife $	MedMelior $	Loans Payable $

Balance, January 31, 2025	49,206	49,962	99,168
Loan extinguishment	–	(9,949)	(9,949)
Interest payment	(3,000)	(3,660)	(6,660)
Principal payment	–	(4,928)	(4,928)
Accretion and interest	12,492	11,349	23,841

Balance, January 31, 2026	58,698	42,774	101,472
Interest payment	(740)	(651)	(1,391)
Principal payment	–	(3,249)	(3,249)
Accretion and interest	1,828	2,243	4,071

Balance, April 30, 2026	59,786	41,117	100,903

Current, April 30, 2026	59,786	13,440	73,226
Non-current, April 30, 2026	–	27,677	27,677

Balance, April 30, 2026	59,786	41,117	100,903

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to January 18, 2024) and interest rate of nil% per annum during this initial term.

The Company’s CEBA term loan matures on December 31, 2026 and has an interest rate of 5% per annum. MedMelior’s CEBA term loan has an interest rate of 5% per annum. In September 2025, MedMelior’s CEBA term loan was modified with the following new terms: Repayment of $1,300 per month through September 2027 and repayment of $28,658 on October 15, 2027.

Accretion expense for the three months ended April 30, 2026 was $2,584 (three months ended April 30, 2025 - $4,325). As at April 30, 2026, accrued interest of $321 (January 31, 2026 - $90) was included in loans payable.

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

7. Promissory Notes

Promissory Notes $
Balance, January 31, 2025	–
Proceeds from issuances of promissory notes (Notes 7(a) and 7(b))	411,000
Interest	14,418
Balance, January 31, 2026	425,418
Interest	6,013
Balance, April 30, 2026	431,431

(a)

On June 5, 2025, the Company issued unsecured promissory notes for $275,000. The promissory notes bear interest at 6% per annum and have an original maturity date of May 31, 2026 (extended to December 31, 2026 (Note 19(a)).

(b)

On October 31, 2025, the Company issued an unsecured promissory note of $136,000. The promissory note bear interest at 6% per annum and have an original maturity date of May 31, 2026 (extended to December 31, 2026 (Note 19(a)).

As at April 30, 2026, accrued interest of $20,431 (January 31, 2026 - $14,418) was included in promissory notes (Note 13).

8. Common Shares

Authorized: Unlimited number of common shares without par value

During the three months ended April 30, 2026:

(a)	The Company issued 600,000 common shares valued at $36,000 to a third party for services provided.

(b)

On April 15, 2026, the Company closed on a non-brokered private placement and issued 7,137,143 units at price of $0.07 per unit for gross proceeds of $499,600 (Note 13). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 or US$0.075 and expiring on April 15, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to 700,000 liability-classified warrants (Note 9(a)) and $64,371 allocated to 6,437,143 equity-classified warrants (Note 9(c)).

(c)	The Company issued units pursuant to conversion of convertible debentures at conversion price of $0.10 as follows (Notes 5(c) and 5(e)):

	Allocated To		Number of
Issuance Date of Convertible Debentures	Common Shares $	Warrants $	Common Shares Issued	Warrants Granted

March 28, 2024	150,573	110,519	2,151,042	2,151,042
April 30, 2024	152	65	2,164	2,164
	150,725	110,584	2,153,206	2,153,206

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

8. Common Shares (continued)

During the three months ended April 30, 2025:

(d)

On April 30, 2025, the Company issued 14,999,303 common shares with a fair value of $1,349,937 pursuant to the settlement of accounts payable and amounts due to related parties totaling $1,499,930 (Note 13). A gain on settlement of debts of $149,993 was recorded within gains from extinguishment/forgiveness of debts on the condensed consolidated interim statements of loss and comprehensive loss.

(e)

The Company issued 250,000 common shares pursuant to the exercise of 250,000 share purchase warrants for proceeds of $25,000. $2,348 previously recorded as fair value of share purchase warrants were reclassified to common shares during the three months ended April 30, 2025.

(f)	The Company issued units pursuant to conversion of convertible debentures at conversion price of $0.10 as follows (Notes 5(c)):

	Allocated To		Number of
Issuance Date of Convertible Debentures	Common Shares $	Warrants $	Common Shares Issued	Warrants

March 28, 2024	54,233	5,093	542,329	542,329

9. Share Purchase Warrants

(a)	Warrant liabilities

At April 30, 2026, the Company has 4,271,429 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2026 – 3,571,429). When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2025	3,571,429	0.11	3.12	304,438
Change in fair value	–	–	–	(189,425)
Balance, January 31, 2026	3,571,429	0.11	2.12	115,013
Granted (Note 8(b))	700,000	0.075	2.00	–
Change in fair value	–	–	–	20,268
Balance, April 30, 2026	4,271,429	0.10	1.89	135,281

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

9. Share Purchase Warrants (continued)

At April 30, 2026, the following liability-classified warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028
700,000	0.075	April 15, 2028
4,271,429

The fair values of warrant liabilities at April 30 and January 31, 2026 were estimated using the Black-Scholes option pricing model with the following assumptions:

	April 30, 2026		January 31, 2026
Risk free interest rates	2.96%		2.56%
Volatilities	120% to 122%		121%
Market prices of common shares	US$0.048 to US$0.062		US$0.038
Expected dividends	Nil	%	Nil %
Expected lives	1.87 to 1.95 years		2.12 years
Exercise prices	US$0.075 to US$0.11		US$0.11
Fair values of warrants	US$0.02 to US$0.04		US$0.02

(b)	Warrant liabilities of MedMelior

When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants were therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and comprehensive loss. The warrant liabilities were measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants of MedMelior:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2025	221,333	1.25	0.31	8,498
Expired	(221,333)	(1.25)	–	–
Change in fair value	–	–	–	(8,498)
Balance, April 30 and January 31, 2026	–	–	–	–

At April 30, 2026, there were no liability-classified warrants of MedMelior outstanding (January 31, 2026 – nil).

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

9. Share Purchase Warrants (continued)

(c)	Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Balance, January 31, 2025	43,491,339	0.20	1.89
Granted (Notes 5(a), 5(c), 5(d) and 8(f))	7,073,987	0.10	1.33
Expired	(12,385,573)	(0.36)	–
Exercised	(250,000)	(0.10)	–

Balance, January 31, 2026	37,929,753	0.13	1.28
Granted (Notes 5(c), 5(e), 8(b) and 8(c))	8,590,348	0.10	1.63
Expired	(282,000)	(0.10)	–
Balance, April 30, 2026	46,238,101	0.12	1.14

At April 30, 2026, the following equity-classified warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

5,300,000	0.13	June 13, 2026
1,750,000	0.13	July 1, 2026[1]
2,950,000	0.10	August 30, 2026
350,000	0.10	August 31, 2026[1]
7,743,342	0.10	September 27, 2026[1]
4,090,904	0.10	October 1, 2026[1]
416,712	0.10	October 29, 2026[1]
15,000,000	0.15	March 14, 2028
6,437,143	0.10	April 15, 2028
2,200,000	0.15	July 9, 2028
46,238,101

1.	Maturity dates were extended for a further one-year period from original expiry dates in June 2026.

The fair values of equity-classified warrants issued pursuant to conversion of convertible debentures (Notes 5(a), 5(c), 5(d), 5(e), 8(c) and 8(f)) and private placement (Note 8(f)) were estimated using the residual method.

During the three months ended April 30, 2026 and 2025, there were no equity-classified warrants issued pursuant to which fair values were required to be estimated using the Black-Scholes option pricing model.

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

10. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the stock options will be determined by MedMelior.

(a)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2025	6,025,000
Forfeited	800,000

Outstanding, April 30 and January 31, 2026	5,225,000

At April 30, 2026, the following PSUs were outstanding:

Number of PSUs	Vesting Provisions

25,000	Vested on March 31, 2021
5,200,000	Volume weighted average common share price for five consecutive dates: $0.30 – 33.33%; $0.50 – 33.33%; $1.00 – 33.34%
5,225,000

For the three months ended April 30, 2026, share-based payments related to PSUs totaled $35,190 (three months ended April 30, 2025 - $61,276) and have been recorded in the Company’s condensed consolidated interim statements of loss and comprehensive loss.

PSUs are settled by delivery of a notice of settlement by the PSU holder. At April 30, 2026, 25,000 PSUs were vested but not yet settled (January 31, 2026 – 25,000).

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

10. Long-term Incentive Plans (continued)

	April 30, 2026	January 31, 2026
Date of grant or valuation	April 30, 2026	January 31, 2026
Risk free interest rate	1.96%	2.56%
Volatilities	116%	119%
Fair value of common shares on grant date	$0.05	$0.05
Expected dividends	Nil %	Nil %
Expected life	1.63 years	1.87 years
Fair value of PSUs on grant date	$0.02	$0.05

(b)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, January 31, 2025	12,345,000	0.15	1.24
Granted	900,000	0.09	4.33
Forfeited/expired (Note 13)	(4,150,000)	(0.27)	–
Outstanding, January 31, 2026	9,095,000	0.09	0.94
Granted (Note 13)	6,050,000	0.06	5.00
Forfeited/expired (Note 13)	(300,000)	(0.10)	–
Outstanding, April 30, 2026	14,845,000	0.08	2.36

Additional information regarding share purchase options as of April 30, 2026 is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

5,595,000	5,595,000	0.075	May 1, 2026	25% every six months
200,000	200,000	0.07	June 19, 2026	25% every six months
250,000	250,000	0.07	July 31, 2026	40% on grant date; 20% every two months thereafter
2,050,000	2,050,000	0.14	October 7, 2027	100% on grant date
700,000	350,000	0.09	July 1, 2030	25% every six months
6,050,000	1,512,500	0.055	February 18, 2031	25% every six months
14,845,000	9,957,500

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

10. Long-term Incentive Plans (continued)

	April 30, 2026	April 30, 2025
Dates of grant or valuation	February 18, 2026	April 8 and 30, 2025
Risk free interest rates	2.78%	2.45% and 2.47%
Volatilities	114%	110% and 107%
Market prices of common shares on grant or valuation dates	$0.055	$0.08 and $0.09
Expected dividends	Nil %	Nil %
Expected lives	5 years	2 and 1.94 years
Exercise prices	$0.055	$0.08
Fair values of options on grant or valuation dates	$0.04	$0.05

For the three months ended April 30, 2026, share-based payment expense related to share purchase options totaled $117,742 and have been recorded in the Company’s condensed consolidated interim statements of loss and comprehensive loss (three months ended April 30, 2025 - $2,868). $165,297 of share-based payment expense has yet to be recognized and will be recognized in future periods.

(c)	Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2025	2,200,000	0.10	0.73
Expired	(2,200,000)	(0.10)	–

Outstanding, April 30 and January 31, 2026	–	–	–

At April 30, 2026, there were no share purchase options of MedMelior outstanding (January 31, 2026 – nil).

11. Non-controlling Interests

At April 30, 2026, 9.14% of MedMelior’s ownership interest is held by NCI (January 31, 2026 – 9.14%).

During the three months ended April 30, 2026, net loss allocated to NCI totaled $3,365 (three months ended April 30, 2025 – $4,400 (net income)) and net comprehensive loss allocated to NCI totaled $3,096 (three months ended April 30, 2025 – $4,290 (net comprehensive income)).

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

12. Supplemental Cash Flow Disclosures

	April 30, 2025 $	April 30, 2025 $
Supplemental disclosures:
Interest paid	1,391	2,072
Non-cash investing and financing activities:
Common shares issued for settlement of debts (Notes 8(d) and 13)	–	1,349,937
Common shares and share purchase warrants issued for conversion of convertible debentures (Notes 8(c) and 8(f))	214,446	54,233

13. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three months ended April 30, 2026, compensation of key management, directors and former directors of the Company, consisting of salaries, director fees and share-based payments, totaled $389,687 (three months ended April 30, 2025 - $313,091), of which $146,169 were share-based payments related to long-term incentive plans (three months ended April 30, 2025 - $54,133). Key management compensation for the three months ended April 30, 2026 was accrued in the Company’s condensed consolidated interim financial statements and remain unpaid. During the three months ended April 30, 2026:

•	5,600,000 share purchase options were granted to directors and officers (three months ended April 30, 2025 – nil).
•	300,000 share purchase options for former directors were forfeited (three months ended April 30, 2025 – nil).
•	No share purchase options for directors and officers expired (three months ended April 30, 2025 – 1,900,000)

Other Related Party Transactions

At April 30, 2026, the Company owed $1,578,784 to key management and directors (January 31, 2026 - $1,415,082), of which $341,890 bear interest at 8% per annum (January 31, 2026 - $258,484). Promissory notes include accrued interest of $20,431 owed to directors and the Chief Executive Officer (Note 7) (January 30, 2026 - $14,418).

During the three months ended April 30, 2026:

•	The Company recorded $6,013 in interest expense on promissory owed to directors and the Chief Executive Officer (Note 7).
•	The Company issued 10,308,039 common shares pursuant to the settlement of amounts due to directors and officers totaling $1,030,804 (Note 8(c)).

During the three months ended April 30, 2025, the Company issued 10,308,039 common shares pursuant to the settlement of amounts due to directors and officers totaling $1,030,804 (Note 8(d)).

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

14. Commitments and Contingencies

(a)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company to pay Olymbec $367,428, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages (Note 14(b)). On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia.

(b)

The Company is a guarantor on the Lease (Note 14(a)), which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $419,341 (January 31, 2026 - $412,854).

The following table summarizes the continuity of financial guarantee liability:

Financial Guarantee Liability $
Balance, January 31, 2025	382,428
Change in carrying value	30,426
Balance, January 31, 2026	412,854
Change in carrying value	6,487
Balance, April 30, 2026	419,341

Current, April 30, 2026	419,341
Non-current, April 30, 2026	–
Balance, April 30, 2026	419,341

(c)

At April 30, 2026, certain of the Company’s research and development programs, with a total contracted amount of approximately $679,200, were in progress of which the Company has paid approximately $380,200 and a further $299,000 remains to be paid in future periods.

(d)

At April 30, 2026, there may be a contingent liability related to potential interest or penalties that vendors may charge on the Company’s aged accounts payables. Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

15. Operating Segment

The Company operates in one industry segment, development of patented pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

16. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the condensed consolidated interim statements of financial position are grouped into three levels of fair value hierarchy. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of accounts receivable excluding tax receivables, due to related parties, amounts payable and accrued liabilities and promissory notes approximate the fair values due to the short-term nature of these items. The fair value of the convertible debentures and loans payable is partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at April 30 and January 31, 2026:

	As at April 30, 2026
	Level 1 $	Level 2 $	Level 3 $

Cash	28,576	–	–
Warrant liabilities	–	–	135,281

	As at January 31, 2026
	Level 1 $	Level 2 $	Level 3 $

Cash	12,570	–	–
Warrant liabilities	–	–	115,013

There were no transfers between level 1, 2 and 3 inputs during the year.

17. Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and Australia. The carrying amounts of cash represent the maximum exposure to credit risk. As at April 30, 2026, this amounted to $28,576.

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

17. Management of Financial Risk (continued)

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 18). Accounts payable and accrued liabilities, due to related parties, financial guarantee liability, convertible debentures, current portion of loans payable and promissory notes are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at April 30, 2026 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,276,061	–
Due to related parties	1,237,603	–
Financial guarantee liability	419,341	–
Convertible debentures	85,176	–
Loans payable	73,226	27,677
Promissory notes	431,431	–
Warrant liabilities	135,281	–

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $155,000. The Company does not invest in derivatives to mitigate these risks.

18. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended April 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

18. Management of Capital (continued)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

19. Events After the Reporting Date

(a)	Subsequent to April 30, 2026, the Company extended the maturity dates of promissory notes (Note 7) to December 31, 2027.

(b)

On May 11, 2026, the Company granted 3,500,000 stock options, with exercise price of US$0.045, expiry date of May 11, 2036 and monthly vesting over 24 months, to a director (“Executive Director”) appointed in May 2026.

On June 15, 2026, the Company granted 3,250,000 stock options, with exercise price of $0.07, expiry date of June 15, 2036 and quarterly vesting over 24 months, to officers and a director.

(c)	On June 15, 2026, maturity dates of the following share purchase warrants were extended as follows:

Number of Warrants	Exercise Price	Original Maturity Date	Extended Maturity Date
1,750,000	$0.13	July 1, 2026	July 1, 2027
350,000	$0.10	August 31, 2026	August 31, 2027
7,743,342	$0.10	September 27, 2026	September 27, 2027
4,090,904	$0.10	October 1, 2026	October 1, 2027
416,712	$0.10	October 29, 2026	October 29, 2027

(d)	On June 19, 2026, the Company issued 100,000 common shares to its Executive Director for corporate advisory services performed prior to his appointment as Executive Director.

(e)

On June 21, 2026, the Company closed on a non-brokered private placement of convertible debenture (“Debenture”) for gross proceeds of $2,000,000 issued to a director. The Debenture has an interest rate of 10% per annum, matures on June 1, 2027 and is convertible at $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 until June 1, 2029.

26